# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMES NATIONAL CORPORATION, CIK 0001132651
CUSIP: 031001100
Title of class of securities: Common Stock, $2.00 par value
Address of issuer's principal executive offices: 405 5th Street, Box 846, Ames, Iowa (IA), 10010
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001767803

## Reporting persons
- Fourthstone LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 683,250; sole dispositive power 0; shared dispositive power 683,250; aggregate amount beneficially owned 683,250 (7.71% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Master Opportunity Fund Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 534,294; sole dispositive power 0; shared dispositive power 534,294; aggregate amount beneficially owned 534,294 (6.03% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 148,956; sole dispositive power 0; shared dispositive power 148,956; aggregate amount beneficially owned 148,956 (1.68% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone QP Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,215; sole dispositive power 0; shared dispositive power 147,215; aggregate amount beneficially owned 147,215 (1.66% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Fourthstone Small-Cap Financials Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,741; sole dispositive power 0; shared dispositive power 1,741; aggregate amount beneficially owned 1,741 (0.22% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- L. Phillip Stone, IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 683,250; sole dispositive power 0; shared dispositive power 683,250; aggregate amount beneficially owned 683,250 (7.71% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: AMES NATIONAL CORPORATION
Address of issuer's principal executive offices: 405 5th Street, Box 846, Ames, IA, 50010

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Fourthstone LLC, a Delaware Limited Liability Company and Investment Adviser ("Fourthstone"). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands ("Fourthstone Master Opportunity Fund"), a Delaware Limited Partnership ("Fourthstone QP Opportunity"), a Delaware Limited Partnership ("Fourthstone Small-Cap Financials"), a Delaware Limited Liability Company ("Fourthstone GP, " General Partner of Fourthstone QP Opportunity and Fourthstone Small-Cap Financials), and L. Phillip Stone, IV, a citizen of the United States of America, who is the Managing Member of Fourthstone and Fourthstone GP (each, a "Reporting Person" and, together, the "Reporting Persons"). Fourthstone directly holds 683,250 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is as follows: The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Fourthstone LLC acquired the Issuer's shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of influencing the control of the Issuer. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP. L. Phillip Stone, IV, is the Managing Member of Fourthstone LLC and Fourthstone GP and may be deemed to beneficially own securities owned by Fourthstone. The percentages reported in Row 11 of each cover page are based on 8,857,220 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of February 27, 2026, based on the Issuer's 10-K filed on March 12, 2026.
Percent of class: 7.71
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fourthstone LLC: Amy M. Stone, Chief Executive Officer (05/15/2026)
- Fourthstone Master Opportunity Fund Ltd: Amy M. Stone, Chief Executive Officer (05/15/2026)
- Fourthstone GP LLC: L. Phillip Stone, IV, Managing Member of Fourthstone GP LLC (05/15/2026)
- Fourthstone QP Opportunity Fund LP: Amy M. Stone, Chief Executive Officer (05/15/2026)
- Fourthstone Small-Cap Financials Fund LP: Amy M. Stone, Chief Executive Officer (05/15/2026)
- L. Phillip Stone, IV: L. Phillip Stone, IV, Self, Principal owner of Fourthstone LLC (05/15/2026)